BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/eh
Date 05/04/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group appoints CEO UK General Insurance Business" dated May 4, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp E. Hellstern

Andres Christen

dlw 5/11

Enclosure

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group appoints CEO UK General Insurance Business

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, May 4, 2004 - Zurich Financial Services Group (Zurich) has, subject to regulatory approval, appointed Ian Stuart as Chief Executive Officer (CEO) of UK General Insurance Business, reporting to Axel P. Lehmann, CEO Europe Personal and Business, effective immediately. Ian Stuart succeeds Geoff Riddell, who was recently appointed as Chief Executive Officer of Zurich's Global Corporate Customer Business, covering both international and large domestic risks.

Ian Stuart (56) joined Eagle Star in Dublin in 1980 with responsibility for finance across both the Life and General Insurance companies. In 1982, he became a director of Eagle Star Insurance Company (Limited) and went on to become Managing Director and Chief Executive Officer of that company in December 1994. He will continue to oversee Eagle Star's General business in Ireland until a successor is appointed.

Ian Stuart, who is a Fellow of the Institute of Chartered Accountants in Ireland, has a Business Studies degree from Trinity College in Dublin. He was President of the Irish Insurance Federation in 2002-2003.

Commenting on Ian's appointment, Axel P. Lehmann said, "I'm delighted to welcome Ian to this exciting role. The UK General Insurance Business is producing excellent results and with Ian's impressive track record on achieving profitability and growth, we are well positioned to sustain and improve on this performance."

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Debi Isaac, Media Relations Manager
Tel: 01795 503810
Fax: 01793 504933
Email: debi.isaac@uk.zurich.com